UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6) *

Citizens Community (CZWI)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

174903104
(CUSIP Number)

12/31/2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	174903104	Page 2 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		FJ Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	144,129(1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	919,794 (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	144,129(1)
PERSON WITH:	8	SHARED DISPOSITIVE POWER	919,794 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,065,015 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.72%
12	TYPE OF REPORTING PERSON		IA

(1)	Consists of 105,955 shares of common stock of the Issuer held directly by Martin Friedman, Co-Founder and Managing Member of FJ Capital Management LLC and 38,174 shares of common stock of the Issuer held directly by Andrew Jose, Co-Founder and Managing Partner of FJ Capital Management LLC; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
(2)	Consists of 267,687 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 264, 417 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, 387,690 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC, of which FJ Capital Management LLC is the managing member; as such, the Reporting Person may be deemed to be a beneficial owner of the reported shares but as to which the Reporting Person disclaims beneficial ownership.
(3)	Consists of (a) 267,687 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 264, 417 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, and 387,690 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC, of which FJ Capital Management LLC is the managing member; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership and (b) 105,955 shares of common stock of the Issuer held directly by Martin Friedman and 38,174 shares of common stock of the Issuer held directly by Andrew Jose; as such, the Reporting Person may be deemed to be a beneficial owner of the reported shares in (a) and (b) but as to which the Reporting Person disclaims beneficial ownership.

CUSIP No .	174903104	Page 3 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Financial Opportunity Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	267,687 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	267,687 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		267,687 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.38%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 267, 687 shares of common stock of the Issuer held by Financial Opportunity Fund LLC.

CUSIP No .	174903104	Page 4 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Financial Hybrid Opportunity Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	264,417 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	264,417 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		264,417 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.35%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 264,417 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC.

CUSIP No .	174903104	Page 5 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Financial Hybrid Opportunity SPV I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	387,690 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	387,690 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		387,690 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		3.44%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 387,690 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC.

CUSIP No .	174903104	Page 6 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Martin Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	105,955 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	919,794 (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	105,955 (1)
PERSON WITH:	8	SHARED DISPOSITIVE POWER	919,794 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,025,749 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.36%
12	TYPE OF REPORTING PERSON		IN

(1)	Consists of 105,955 shares of common stock of the Issuer held directly by Martin Friedman, Co-Founder and Managing Member of FJ Capital Management LLC.
(2)	Consists of 267,687 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 264, 417 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, and 387,690 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC, of which FJ Capital Management LLC is the managing member. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of the reported shares but as to which Mr. Friedman disclaims beneficial ownership.
(3)	Consists of (a) 267,687 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 264, 417 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, 387,690 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC, of which FJ Capital Management LLC is the managing member; as such, Mr. Friedman may be deemed to be a beneficial owner of the reported shares but as to which Mr. Friedman disclaims beneficial ownership (b) 105,955 shares of common stock of the Issuer held directly by Martin Friedman.

CUSIP No .	174903104	Page 7 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Andrew Jose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	38,174 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING	7	SOLE DISPOSITIVE POWER	38,174 (1)
PERSON WITH:	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		38,174 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.34%
12	TYPE OF REPORTING PERSON		IN

(1)	Consists of 38,174 shares of common stock of the Issuer held directly by Andrew Jose, Co-Founder and Managing Partner of FJ Capital Management LLC. Mr. Jose disclaims beneficial ownership of shares of common stock of the Issuer held directly or indirectly by the other Reporting Persons.

CUSIP No .	174903104	Page 8 of 12

Item 1(a).	Name of Issuer:

Citizens Community Bancorp, Inc (CZWI)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2174 EastRidge Center
Eau Claire, WI 54701

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of the following Reporting Persons:

Financial Opportunity Fund LLC

Financial Hybrid Opportunity Fund LLC

Financial Hybrid Opportunity SPV I LLC

FJ Capital Management LLC

Martin Friedman

Andrew Jose

Item 2(b).	Address of Principal Business Office or, if None, Residence:

FJ Capital Management, LLC

1313 Dolley Madison Blvd, Ste 306

McLean, VA 22101

Financial Opportunity Fund LLC

1313 Dolley Madison Blvd., Ste 306

McLean, VA 22101

Financial Hybrid Opportunity Fund LLC

1313 Dolley Madison Blvd., Ste 306

McLean, VA 22101

Financial Hybrid Opportunity SPV I LLC

1313 Dolley Madison Blvd., Ste 306

McLean, VA 22101

Martin Friedman

1313 Dolley Madison Blvd., Ste 306

McLean, VA 22101

Andrew Jose

1313 Dolley Madison Blvd, STE 306

McLean, VA 22101

Item 2(c).	Citizenship:

Financial Opportunity Fund LLC, Financial Hybrid Opportunity Fund LLC, Financial Hybrid Opportunity SPV I LLC, and FJ Capital Management LLC – Delaware limited liability companies

Martin Friedman – United States citizen

Andrew Jose – United States citizen

CUSIP No .	174903104	Page 9 of 12

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

174903104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

FJ Capital Management LLC – 1,065,015 shares

Financial Opportunity Fund LLC – 267,687 shares

Financial Hybrid Opportunity Fund LLC – 264,417 shares

Financial Hybrid Opportunity SPV I LLC – 387,690 shares

Martin Friedman – 1,025,749 shares

Andrew Jose – 38,174 shares

CUSIP No .	174903104	Page 10 of 12

(b)	Percent of class:

FJ Capital Management LLC – 9.72%

Financial Opportunity Fund LLC – 2.38%

Financial Hybrid Opportunity Fund LLC – 2.35%

Financial Hybrid Opportunity SPV I LLC – 3.44%

Martin Friedman – 9.36%

Andrew Jose – 0.34%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

Martin Friedman – 105,955 shares Andrew Jose – 38,174 shares

	(ii)	Shared power to vote or to direct the vote

FJ Capital Management LLC – 919,794 shares

Financial Opportunity Fund LLC – 267,687 shares

Financial Hybrid Opportunity Fund LLC – 264,417 shares

Financial Hybrid Opportunity SPV I LLC – 387,690 shares

Martin Friedman – 919,794 shares

	(iii)	Sole power to dispose or to direct the disposition of

Martin Friedman – 105,955 shares Andrew Jose – 38,174 shares

	(iv)	Shared power to dispose or to direct the disposition of

FJ Capital Management LLC – 919,794 shares

Financial Opportunity Fund LLC – 267,687 shares

Financial Hybrid Opportunity Fund LLC – 264,417 shares

Financial Hybrid Opportunity SPV I LLC – 387,690 shares

Martin Friedman – 919,794 shares

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

CUSIP No .	174903104	Page 11 of 12

Item 8.	Identification and Classification of Members of the Group.

Due to the relationships among them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No .	174903104	Page 12 of 12

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/11/2020

Financial Opportunity Fund LLC

By: FJ Capital Management LLC, its Managing Member

By: /s/ Martin Friedman

Name: Martin Friedman

Title: Managing Member

Financial Hybrid Opportunity Fund LLC

By: FJ Capital Management LLC, its Managing Member

By: /s/ Martin Friedman

Name: Martin Friedman

Title: Managing Member

Financial Hybrid Opportunity SPV I LLC

By: FJ Capital Management LLC, its Managing Member

By: /s/ Martin Friedman

Name: Martin Friedman

Title: Managing Member

FJ Capital Management LLC

By: /s/ Martin Friedman

Name: Martin Friedman

Title: Managing Member

/s/ Martin Friedman

MARTIN FRIEDMAN

/s/ ANDREW JOSE

ANDREW JOSE